DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  July 6, 2006

Ms. Melissa Duru                                    VIA EDGAR AND FAX
Division of Corporate Finance                       -----------------
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Phone: (202) 551-3757
Fax: (202) 772-9369

RE:     Texhoma Energy, Inc.
        Preliminary Information Statement
        Filed June 9, 2006
        File No. 000-31987

Dear Ms. Duru:

     In response to your oral comment received on June 28, 2006, Texhoma Energy, Inc. (the "Company," "we," and "us") has the following response:

1. PROVIDE ADDITIONAL DISCLOSURE REGARDING THE POTENTIAL NEGATIVE IMPACTS OF PROPOSAL NUMBER 2.

RESPONSE:

     We have revised our disclosure in the preliminary information statement to include risks associated with our proposed increase in our authorized shares.

                                        Yours  very  truly,

                                        /s/ David M. Loev
                                        ------------------------------
                                        David M. Loev, Attorney at Law

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